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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

•     Embraer delivered 35 commercial jets and 46 executive jets (20 light and 26 large) in 4Q19, and in 2019 delivered 89 commercial jets and 109 executive jets (62 light and 47 large), meeting guidance for 2019;

•     The Company’s firm order backlog at the end of 4Q19 was US$ 16.8 billion, an increase compared to the US$ 16.2 billion reported at the end of 3Q19 and US$ 16.3 billion reported at the end of 4Q18;

•     Revenues in 4Q19 reached US$ 2,085.0 million and for fiscal year 2019 were US$ 5,462.6 million, in line with the Company’s stated 2019 guidance for revenues of US$ 5.3 – US$ 5.7 billion;

•     4Q19 Adjusted EBIT and Adjusted EBITDA were US$ 4.0 million and US$ 65.8 million, respectively, yielding Adjusted EBIT margin of 0.2% and Adjusted EBITDA margin of 3.2%;

•     For 2019, Adjusted EBIT and Adjusted EBITDA were US$ (5.4) million and US$ 181.9 million, respectively. Adjusted EBIT margin for the year was -0.1% and Adjusted EBITDA margin was 3.3%. Embraer’s Adjusted EBIT margin for 2019 reached the guidance level of approximately breakeven;

•     4Q19 Net loss attributable to Embraer shareholders and Loss per ADS were US$ (209.8) million and US$ (1.14) per share, respectively. Adjusted net loss (excluding deferred income tax and social contribution and special items) for 4Q19 was US$ (93.4) million, with Adjusted loss per ADS of US$ (0.51). Embraer’s 2019 adjusted net loss was US$ (217.5) million, and adjusted loss per ADS was US$ (1.18);

•     Embraer generated record free cash flow of US$ 739.4 million in 4Q19, finishing 2019 with adjusted free cash flow usage of US$ (181.8) million, within the guidance of US$ (300) million to US$ (100) million.

•     The Company finished 2019 with strong liquidity with a total cash position of US$ 2,779.9 million. Embraer’s 4Q19 total debt of US$ 3,392.3 million had an average maturity of almost five years, yielding a net debt position of US$ 612.4 million vs. US$ 1,347.2 million of net debt in 3Q19;

•     Due to the uncertainty related to the impact of the spread of the COVID-19 virus, the Company is suspending its 2020 guidance. Please see page 2 for additional information.

Main financial indicators1

in millions of U.S dollars, except % and earnings per share data
IFRS	(1)	(1)	(1)	(2)	(2)
	3Q19	4Q18*	4Q19	2018	2019
Revenue	1,175.6	1,697.6	2,085.0	5,071.1	5,462.6
EBIT	(20.8)	6.6	(67.6)	35.3	(77.0)
EBIT margin %	-1.8%	0.4%	-3.2%	0.7%	-1.4%
Adjusted EBIT	(20.8)	67.9	4.0	223.8	(5.4)
Adjusted EBIT margin %	-1.8%	4.0%	0.2%	4.4%	-0.1%
EBITDA	18.2	72.2	(5.8)	285.2	110.3
EBITDA margin %	1.5%	4.3%	-0.3%	5.6%	2.0%
Adjusted EBITDA	18.2	133.5	65.8	473.7	181.9
Adjusted EBITDA margin %	1.5%	7.9%	3.2%	9.3%	3.3%
Adjusted net income (Loss) [2]	(48.4)	23.0	(93.4)	(54.2)	(217.5)
Adjusted earnings (losses) per share - ADS basic	(0.2631)	0.1253	(0.5077)	(0.2953)	(1.1822)
Net income (loss) attributable to Embraer Shareholders	(77.2)	2.6	(209.8)	(178.2)	(322.3)
Earnings (losses) per share - ADS basic (US$)	(0.4197)	0.0142	(1.1404)	(0.9710)	(1.7519)
Adjusted free cash flow	(257.4)	426.7	739.4	(127.5)	(181.8)
Net debt	(1,347.2)	(439.9)	(612.4)	(439.9)	(612.4)
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
* Restated 2018 results for new accounting rules (IFRS 15 and IFRS 9)

1 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution, which was US$ (40.9) million in 4Q18, US$ 44.8 million in 4Q19 and US$ 28.8 million in 3Q19. Adjusted net income (loss) also excludes the net after-tax special items of US$ (61.3) million in 4Q18 and US$ (71.6) million in 4Q19.

1

São Paulo, Brazil, March 26, 2020 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended December 31, 2019 (4Q19), September 30, 2019 (3Q19) and December 31, 2018 (4Q18), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

Beginning on page 18, the Company’s assets and liabilities related to the Commercial Aviation segment and related services are being presented in the condensed interim financial statements as assets and liabilities held for sale, and the respective results have been presented as discontinued operations, beginning February 26, 2019, the date of shareholder approval of the strategic partnership between Embraer and Boeing, when the transaction reached the “highly probable” criteria that requires the presentation of discontinued operations.

It is important to note that the Company has continued to present its financial results in this press release with 100% of the assets, liabilities, and financial results of the Commercial Aviation segment and its related services.

covid-19 and 2020 guidance update

Embraer has been monitoring the COVID-19 pandemic situation and its impacts on its employees, operations, the global economy, the supply and the demand for its products and services. The Company´s Crisis Committee monitors on a daily basis the development of the pandemic situation and it has implemented contingency plans to act as quickly as necessary as the current situation continues to unfold.

Embraer has so far not suffered extensive delays in its supply chain, production operations, or material impacts on the demand for its products. Nevertheless, due to the uncertainty related to the impact of the spread of the virus, the Company is suspending its guidance updated on November 12, 2019, in relation to Embraer’s expected results for 2020. Updated projections will be disclosed as soon as Embraer has greater visibility into the impact of the virus on the Company’s business.

In the Company’s Brazilian units, some essential activities continue to occur normally, with employees working from home, and those employees that cannot perform their job activities remotely were placed on temporary paid leave until March 31, 2020. Embraer is evaluating the adoption of similar measures for its sites outside of Brazil. Such measures aim to preserve the health and well-being of Embraer’s employees.

If the measures being taken around the world in an attempt to slow down the spreading of the virus turn out to be persistent, this will have significant negative impacts on the global economy, which could adversely impact us.  Governments have already imposed severe measures, such as quarantines, travel and flight restrictions, reduction in movement between countries, all of which we expect to generate some disruptions in the supply and demand side of our businesses.

While Embraer has weathered economic and geopolitical crises in the past, and the Company’s management and all of its employees remain committed to achieving its long-term targets, we cannot at this point assure you to what extent this virus and measures to attempt to contain it will affect us.

Embraer’s top priority remains the health and safety of its employees, customers, and other collaborators.

REVENUES and gross margin

During 4Q19, Embraer delivered 35 commercial and 46 executive aircraft (20 light jets and 26 large jets), for a total of 89 commercial and 109 executive aircraft (62 light jets and 47 large jets) delivered in 2019. Deliveries of commercial jets were within the Company’s stated guidance range of 85 to 95 deliveries for 2019, and executive jet deliveries also finished within the guidance range of 90 to 110 deliveries for the year. In 2018, commercial jet deliveries totaled 90 aircraft and executive jet deliveries totaled 91 aircraft (64 light and 27 large).

Embraer reported 4Q19 revenues of US$ 2,085.0 million, representing year-over-year growth 22.8% compared to 4Q18, with growth in all four of the Company’s major business units on higher deliveries in Commercial Aviation and Executive Jets as well as significant growth in Defense & Security revenues (+69.4% YoY) and Services & Support revenues (+22.2%). Consolidated revenues of US$ 5,462.6 million in 2019 represented a 7.7% increase as compared to reported revenues in 2018, with growth in the Defense & Security (+26.7%), Executive Jet (+26.5%), and Services & Support (+6.7%) segments only partially offset by a decline in the Commercial Aviation segment (-5.2%). The Company’s total revenues finished the year within its previously stated guidance range of 2019 revenues of between US$ 5.3 and US$ 5.7 billion.

2

Reported 4Q19 gross margin of 13.4% declined relative to the 15.4% reported in 4Q18 as year-over-year gross margin declines in the Commercial Aviation, Executive Jet, and Services & Support segments were only partially offset by an improvement in the Defense & Security segment’s gross margin as compared to 4Q18. For the full year, Embraer reported gross margin of 14.6% in 2019 vs. the 15.1% gross margin reported in 2018 driven largely by declines in the Commercial Aviation and Executive Jets segments on a less favorable mix of deliveries in 2019 as compared to 2018.

EBIT AND ADJUSTED EBIT

EBIT and EBIT margin as reported in 4Q19 were US$ (67.6) million and -3.2%, respectively, down from EBIT of US$ 6.6 million and EBIT margin of 0.4% in 4Q18. For the full year, EBIT as reported in 2019 was US$ (77.0) million as compared to US$ 35.3 million in 2018, yielding as-reported EBIT margins of -1.4% in 2019 and 0.7% in 2018.

The quarterly and annual operating results include the impact of special items in both the current and prior year periods. In 4Q19, operating income included a US$ 71.6 million impairment charge in the Executive Jets segment, while in 4Q18 the Executive Jets segment recognized a US$ 61.3 million impairment charge in operating results. The 4Q19 special item was the only one booked in Embraer results for fiscal year 2019. In fiscal year 2018, the Company had a total of US$ 188.5 million in special items that negatively impacted results, which included the aforementioned Executive Jets segment impairment charge as well as US$ 127.2 million related to cost base revisions resulting from the incident involving prototype 001 of the KC-390 development program.

Excluding these special items, 4Q19 Adjusted EBIT and Adjusted EBIT margin were US$ 4.0 million and 0.2%, respectively, compared to 4Q18 Adjusted EBIT of US$ 67.9 million and Adjusted EBIT margin of 4.0%. The Company’s Adjusted EBIT for 2019 excluding these special items was US$ (5.4) million, resulting in Adjusted EBIT margin of -0.1%. This compares to Adjusted EBIT and Adjusted EBIT margin in 2018 of US$ 223.8 million and 4.4%, respectively. Embraer’s Adjusted 2019 EBIT and Adjusted EBIT margin were within the Company’s published 2019 guidance of approximately breakeven EBIT.

Separation costs related to the carve out of Embraer’s commercial aviation business negatively impacted 4Q19 EBIT by US$ 54.2 million, though are not removed from results in the Company’s Adjusted EBIT or Adjusted EBIT margin. For the full year, 2019 EBIT included a total of US$ 120.8 million of these separation costs. If these separation costs were excluded from the adjusted results, the Company’s 2019 Adjusted EBIT and Adjusted EBIT margin would have been US$ 115.4 million and 2.1%, respectively.

in millions of U.S.dollars
ADJUSTED EBIT RECONCILIATION	(1)	(2)	(1)	(1)	(1)	(1)	(2)
	4Q18*	2018	1Q19	2Q19	3Q19	4Q19	2019
Operating profit (loss) before financial income (EBIT)	6.6	35.3	(15.2)	26.6	(20.8)	(67.6)	(77.0)
Expenses related to KC-390 cost base revision	-	127.2	-	-	-	-	-
Impairment loss Executive Jet business	61.3	61.3	-	-	-	71.6	71.6
Adjusted EBIT	67.9	223.8	(15.2)	26.6	(20.8)	4.0	(5.4)
Adjusted EBIT margin %	4.0%	4.4%	-1.8%	1.9%	-1.8%	0.2%	-0.1%
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
* Restated 2018 results for new accounting rules (IFRS 15 and IFRS 9)

3

Administrative expenses in 4Q19 were US$ 60.6 million, up from the US$ 52.5 million reported in 4Q18, and for fiscal year 2019 administrative expenses totaled US$ 190.2 million as compared to 2018 administrative expenses of US$ 182.6 million. Selling expenses declined from US$ 88.2 million in 4Q18 to US$ 71.9 million in 4Q19, and for the full year selling expenses declined from US$ 304.2 million in 2018 to US$ 285.9 million in 2019, with efficiencies gained across all of Embraer’s business units. Research expenses of US$ 16.8 million in 4Q19 were relatively stable compared to the US$ 17.5 million reported in 4Q18, while for the full year were up slightly to US$ 49.4 million in 2019 versus US$ 46.1 million reported in 2018.

Other operating income (expense), net in 4Q19 was expense of US$ 196.8 million compared to an expense of US$ 96.5 million in 4Q18. For 2019, other operating income (expense), net, was an expense of US$ 346.8 million versus expense of US$ 199.4 million in 2018.

Other operating income (expense) included US$ 71.6 million in impairment charges for the Executive Jets business in 4Q19 and included US$ 61.3 million of impairment charges in this business in 4Q18 results. Excluding these impacts, 4Q19 adjusted other operating income (expense), net, was US$ 125.2 million of expense and 2019 adjusted other operating income (expense), net was US$ 275.2 million of expense. This compares to adjusted other operating income (expense), net, in 4Q18 of US$ 35.2 million of expense and 2018 adjusted other operating income (expense), net, in 2018 of US$ 138.1 million of expense. The increase in other operating expense in 4Q19 and 2019 as compared to their respective prior year periods is principally due to the aforementioned separation costs of US$ 54.2 million in 4Q19 and US$ 120.8 million for 2019.

net income (LOSS)

Net income (loss) attributable to Embraer shareholders and Earnings (Loss) per ADS for 4Q19 were US$ (209.8) million and US$ (1.14) per share, respectively, bringing total Net income (loss) attributable to Embraer shareholders and Earnings (Loss) per ADS to US$ (322.3) million and US$ (1.75) per share, respectively.

Adjusted net income (loss), excluding deferred income tax and social contribution and excluding the total after-tax impacts of any special items described above, was US$ (93.4) million in 4Q19 as compared to US$ 23.0 million in 4Q18. For the full year, adjusted net income (loss) excluding deferred income tax and social contribution and excluding the total after-tax impact of special items was US$ (217.5) million in 2019 and US$ (54.2) million in 2018. Adjusted net income (loss) attributable to Embraer shareholders was negatively impacted by lower operating results in addition to higher taxes during the period. Adjusted earnings (loss) per ADS excluding special items was US$ (0.51) in 4Q19 (versus US$ 0.13 in 4Q18) and US$ (1.18) in 2019 (versus US$ (0.30) in 2018).

4

monetary balance sheet accounts and other measures

Embraer finished fiscal year 2019 with a net debt position of US$ 612.4 million, compared to the net debt position of US$ 1,347.2 million at the end of 3Q19. The Company’s lower net debt position is a result of Embraer’s significant free cash flow generation of US$ 739.4 million during 4Q19. The total loan position of US$ 3,392.3 million at the end of 2019 declined from the US$ 3,522.6 million reported at the end of 3Q19.

in millions of U.S.dollars
FINANCIAL POSITION DATA	(2)	(1)	(2)
	2018	3Q19	2019
Cash and cash equivalents	1,280.9	1,156.4	2,307.7
Financial investments	1,926.9	1,019.0	472.2
Total cash position	3,207.8	2,175.4	2,779.9
Loans short-term	179.3	275.0	215.0
Loans long-term	3,468.4	3,247.6	3,177.3
Total loans position	3,647.7	3,522.6	3,392.3
Net debt*	(439.9)	(1,347.2)	(612.4)
* Net debt = Cash and cash equivalents + Financial investments short-term and long term - Loans short-term and long-term
(1) Derived from unaudited financial information.
(2)Derived from audited financial information.

Adjusted net cash generated (used) by operating activities net of adjustments for financial investments was US$ 930.0 million in 4Q19 and adjusted free cash flow for the quarter was US$ 739.4 million. This compares to adjusted net cash generated (used) by operating activities net of financial investments of US$ 573.5 million and adjusted free cash flow of US$ 426.7 million in 4Q18. The principal factors explaining the higher free cash flow in 4Q19 are a higher decline in inventories following the significant number of jet deliveries during the quarter, and greater declines in accounts receivable and contract assets balances as compared to 4Q18. In 2019, adjusted free cash flow was US$ (181.8) million, compared to adjusted free cash flow of US$ (127.5) million in 2018, with the increase in free cash usage due in large part to lower net income in 2019, influenced by the separation costs of US$ 120.8 million as well as higher capex and net development spending during the year. Adjusted free cash flow for 2019 finished within the Company’s announced guidance range for free cash flow usage of between US$ (300) million and US$ (100) million for the year.

in millions of U.S.dollars
IFRS	4Q18*	2018	1Q19	2Q19	3Q19	4Q19	YTD19
Adj. net cash generated (used) by operating activities	573.5	316.8	(557.5)	140.5	(127.1)	930.0	386.0

Net additions to property, plant and equipment	(56.6)	(154.0)	(42.6)	(72.5)	(70.2)	(99.2)	(284.5)
Additions to intangible assets	(90.2)	(290.3)	(65.2)	(66.5)	(60.1)	(91.4)	(283.3)
Adjusted free cash flow	426.7	(127.5)	(665.3)	1.5	(257.4)	739.4	(181.8)
(1) Net of financial investments: 4Q18 (248.9), 2018 790.8, 1Q19 215.0, 2Q19 (113.8), 3Q19 327.2 and 4Q19 79.3
* Restated 2018 results for new accounting rules (IFRS 15 and IFRS 9)

Net additions to total PP&E for 4Q19 were US$ 99.2 million, versus US$ 56.6 million in net additions reported in 4Q18. Of the total 4Q19 additions to PP&E, CAPEX amounted to US$ 64.0 million and additions of pool program spare parts was US$ 35.2 million. For the full year, the Company’s CAPEX amounted to US$ 161.0 million in 2019, compared to US$ 97.8 million in 2018.

In 4Q19, Embraer invested a total of US$ 91.4 million in product development, which was not offset by any contributions from suppliers during the period. This investment was principally related to the development of the E-Jets E2 commercial jet program, which continues to progress according to schedule. For the full year, the Company’s net development expenditures totaled US$ 278.8 million in 2019 versus the US$ 164.8 million in net development expenditures in 2018.

5

in millions of U.S.dollars
	4Q18	2018	1Q19	2Q19	3Q19	4Q19	YTD19
CAPEX	40.0	97.8	28.1	24.3	44.6	64.0	161.0
Contracted CAPEX (Included in CAPEX)	0.4	4.1	0.5	0.9	1.3	0.6	3.3
Additions of aircraft available for or under lease	0.2	10.2	-	31.7	-	-	31.7
Additions of Pool programs spare parts	16.5	46.3	14.5	16.5	25.6	35.2	91.8
PP&E	56.7	154.3	42.6	72.5	70.2	99.2	284.5
Proceeds from sale of PP&E	(0.1)	(0.3)	-	-	-	-	-
Net Additions to PP&E	56.6	154.0	42.6	72.5	70.2	99.2	284.5

in millions of U.S.dollars
	4Q18	2018	1Q19	2Q19	3Q19	4Q19	YTD19
Additions to intangible	90.2	290.3	65.2	66.5	60.2	91.4	283.3
Contributions from suppliers	-	(125.5)	-	(4.5)	-	-	(4.5)
Development (Net of contributions from suppliers)	90.2	164.8	65.2	62.0	60.2	91.4	278.8
Research	17.5	46.1	9.3	11.8	11.5	16.8	49.4
R&D	107.7	210.9	74.5	73.8	71.7	108.2	328.2

The Company’s total debt decreased US$ 130.3 million to US$ 3,392.3 million at the end of 4Q19 compared to US$ 3,522.6 million at the end of 3Q19. Short-term debt at the end of 4Q19 was US$ 215.0 million and long-term debt was US$ 3,177.3 million. The average loan maturity of the Company’s debt at the end of 4Q19 was 4.8 years. The cost of Dollar denominated loans at the end of 4Q19 was stable at 5.27% p.a., while the cost of real denominated loans increased to 1.52% p.a. at the end of 4Q19 versus 1.42% at the end of 3Q19.

EBITDA over the last 12 months (unadjusted EBITDA LTM) to financial expenses (gross) at the end of 4Q19 decreased to 0.6 vs. 0.9 at the end of 3Q19. At the end of 4Q19, 1.3% of total debt was denominated in Reais.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 4Q19, 93% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered into financial hedges in order to reduce its cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reais while approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For 2020, a majority of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 3.80. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 4.40.

6

operational balance sheet accounts

in millions of U.S.dollars
SELECT BALANCE SHEET DATA	(2)	(1)	(2)
	2018	3Q19	2019
Trade accounts receivable & contract assets	676.0	891.3	789.9
Customer and commercial financing	11.7	10.9	10.7
Inventories	2,507.0	3,082.7	2,384.0
Property, plant and equipment	1,964.7	2,017.1	2,058.6
Intangible	1,898.8	2,042.1	2,051.7
Trade accounts payable	892.1	856.6	832.7
Contract liabilities**	1,243.6	1,378.5	1,429.5
Total shareholders' equity	3,940.1	3,802.3	3,614.6
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
** Formerly advances from customers and unearned income

During 4Q19, Embraer generated cash via its working capital accounts, as is generally the case as aircraft deliveries are historically weighted in the fourth quarter. Inventories declined by US$ 698.7 million during the fourth quarter to end the year at US$ 2,384.0 million, as the Company delivered 39% of its total 2019 commercial jet deliveries and 42% of its total executive jet deliveries during the fourth quarter. Embraer’s inventory balance also finished 2019 at a lower level than the US$ 2,507.0 million reported at the end of 2018. Trade accounts receivable & contract assets declined US$ 101.4 million during 4Q19 to end the period at US$ 789.9 million, also positively affecting cash flow generation during the quarter. Contract liabilities (consisting of the former accounts advances from customers and unearned income) increased US$ 51.0 million to end 2019 at US$ 1,429.5 million. The cash generated from these working capital accounts was only slightly offset by a US$ 23.9 million decline in trade accounts payable, which ended 2019 at US$ 832.7 million. Property, plant and equipment increased US$ 41.5 million to US$ 2,058.6 million at the end of 4Q19, and intangibles were up US$ 9.6 million to finish the period at US$ 2,051.7 million.

Total Backlog

Considering all deliveries as well as firm orders obtained during the period, the Company’s firm order backlog ended 4Q19 at US$ 16.8 billion, as compared to US$ 16.2 billion at the end of 3Q19 and US$ 16.3 billion at the end of 4Q18.

7

Segment Results

The Commercial Aviation segment represented 44.0% of consolidated revenues in 4Q19 versus 49.5% in 4Q18, declining despite an increase in deliveries on a year-over-year basis, as Embraer’s other business units grew revenues faster during the period than the Commercial Aviation segment. The portion of Executive Jet revenues increased from 26.9% in 4Q18 to 29.7% in 4Q19, on year-over-year revenue growth of 35.5% due to a combination of higher deliveries (46 in 4Q19 vs. 36 in 4Q18) and a more favorable mix of deliveries (57% of deliveries were large jets in 4Q19 vs. 33% of deliveries in 4Q18). The Defense & Security segment reported a 69.4% increase in revenues in 4Q19 as compared to 4Q18 on lower negative cost base revisions, and its portion of total Company revenues increased from 8.2% in 4Q18 to 11.3% in 4Q19. Revenues for Services & Support grew 22.2% year-over-year to US$ 309.2 million in the quarter, representing 14.8% of the Company’s consolidated revenues in 4Q19, stable as compared to 4Q18. For fiscal year 2019, Commercial Aviation revenues represented 40.8% of the Company’s total, Executive Jet revenues were 25.6%, Defense & Security segment revenues comprised 14.2%, Services & Support segment revenues represented 19.2%, and Other segment revenues were 0.2% of the total.

in millions of U.S.dollars
NET REVENUES	(1)		(1)		(1)		(2)		(2)
BY SEGMENT	3Q19%		4Q18*	%	4Q19%		2018	%	2019	%
Commercial Aviation	407.8	34.7	839.5	49.5	915.1	44.0	2,358.3	46.5	2,234.5	40.8
Executive Jets	363.0	30.9	457.2	26.9	619.7	29.7	1,104.3	21.8	1,397.0	25.6
Defense & Security	164.1	14.0	139.4	8.2	236.1	11.3	612.1	12.1	775.3	14.2
Services & Support	238.4	20.3	253.0	14.9	309.2	14.8	980.8	19.3	1,046.7	19.2
Others	2.3	0.1	8.5	0.5	4.9	0.2	15.6	0.3	9.1	0.2
Total	1,175.6	100.0	1,697.6	100.0	2,085.0	100.0	5,071.1	100.0	5,462.6	100.0
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
* Restated 2018 results for new accounting rules (IFRS 15 and IFRS 9)

Commercial Aviation

In 4Q19, Embraer delivered 35 commercial jets, as shown in the table below:

DELIVERIES	3Q19	4Q18	4Q19	2018	YTD19
Commercial Aviation	17	33	35	90	89
EMBRAER 170	-	-	-	1	-
EMBRAER 175	13	23	22	67	67
EMBRAER 190	2	6	2	13	5
EMBRAER 195	-	3	1	5	3
EMBRAER 190-E2	1	1	4	4	7
EMBRAER 195-E2	1	-	6	-	7

In October, in a ceremony held at its headquarters in Zurich, Switzerland, Helvetic Airways officially received its first E190-E2 jet from Embraer. The airline has a contract for a firm order of 12 jets of this model, and purchase rights for further 12 E190-E2s, with conversion rights to the E195-E2, bringing the total potential order up to 24 E-Jet E2s.

Embraer and KLM Cityhopper signed, in November, a firm order for 21 E195-E2 aircraft, plus 14 purchase rights. The company acquired the 21 firm positions via operating lease from Embraer lessor partners Aircastle and ICBC Aviation Leasing. With all purchase rights exercised, the deal could have a value of US$ 2.48 billion. The aircraft for this order will come from the existing backlogs of Aircastle and ICBC Aviation Leasing, each providing KLM with 11 and 10 E195-E2s, respectively.

During the Dubai Airshow, which took place in November, Embraer announced that Air Peace, West Africa’s largest airline, signed a contract for three additional E195-E2s, confirming purchase rights from the original contract signed in April. These new E195-E2s have a value of US$ 212.6 million, based on Embraer’s 2019 list prices. Set to be the first E-Jets E2 operator in Africa, Air Peace’s firm order is now for 13 E195-E2s with 17 purchase rights for the same model.

8

Also, during the Dubai Airshow, Embraer and Cairo-based CIAF Leasing signed a firm order for three E190 aircraft. The deal has a value of US$ 161.4 million at 2019 list prices. The three new aircraft will join CIAF’s existing fleet of three E170s, two of which are on lease with Jasmin Airways, the other with Air Cairo.

Closing the month of November, Binter of Spain celebrated the incorporation of the first E195-E2 jet into its fleet with a ceremony held at Embraer’s main facility in São José dos Campos. The airline is the first European customer to receive the largest of the three members of the E-Jets E2 family of commercial aircraft. Binter has placed firm orders for five E195-E2s.

In December, Embraer and Congo Airways signed a firm order for two E175 aircraft, with purchase rights for a further two. The deal has a total value of US$ 194.4 million at 2019 list prices with all purchase rights exercised.

Embraer achieved yet another milestone for the E2 program in December, as the Embraer E175-E2 made its inaugural flight from the company’s facility in São José dos Campos. The E175-E2 is the third member of the E-Jets E2 family.

Approaching the end of 2019, Air Kiribati, the flag carrier of the Republic of Kiribati, received its first E190-E2 jet. The airline has a firm order contract for two E190-E2s and purchase rights for two more. With a maximum range of up to 2,850 nautical miles, the E190-E2 can serve destinations throughout the vast expanse of Kiribati, which spans four time zones and comprises more than 30 islands.

At the end of 4Q19, the backlog and cumulative deliveries for Commercial Aviation were as follows:

COMMERCIAL AVIATION	Firm Orders	Options	Total	Deliveries	Firm Backlog
BACKLOG
E170	191	-	191	191	-
E175	815	308	1123	634	181
E190	568	-	568	564	4
E195	172	-	172	172	-
E190-E2	27	61	88	11	16
E195-E2	144	47	191	7	137
TOTAL E-JETS	1,917	416	2,333	1,579	338

The Company’s Commercial Aviation segment represented roughly 53% of the total value of backlog reported at the end of 4Q19, with a value of US$ 9.0 billion in firm orders.

Executive JETS

The Executive Jets segment delivered 20 light and 26 large jets, totaling 46 aircraft in 4Q19.

DELIVERIES	3Q19	4Q18	4Q19	2018	2019
Executive Aviation	27	36	46	91	109
Light Jets	15	24	20	64	62
Large Jets	12	12	26	27	47

In the fourth quarter, Embraer announced an aircraft purchase agreement with Flexjet, one of the global leaders in private jet travel. The deal, valued at up to US$ 1.4 billion at current list prices, comprises a fleet of Embraer business jets, which includes the recently certified Praetor and the Phenom 300E models. The announcement was made during a press conference at the 2019 edition of National Business Aviation Association’s Convention and Exhibition (NBAA-BACE). Flexjet is the first fractional operator of the Praetor jets, and in December, the company took delivery of its first Praetor 500.

9

The Praetor 500 and the Praetor 600, both of which have received FAA, EASA and ANAC certifications just over one year after they were first announced at NBAA-BACE 2018, have exceeded their performance design targets, and are the most technologically advanced aircraft in their categories.

Additionally, in the fourth quarter, the Phenom jet series achieved the milestone of 900 total deliveries since entry into service. The Phenom 100 and Phenom 300 series’ fleet operates in more than 30 countries and has surpassed 1.5 million flight hours.

According to GAMA - General Aviation Manufacturers Association – the Phenom 300E was the world’s most delivered light jet in 2019, repeating this achievement for the eighth consecutive year.

The Phenom 100EV, Phenom 300E, and the newly certified Praetor 500 and Praetor 600 provide the ultimate experience for customers in executive aviation.

The Executive Jets segment backlog ended 4Q19 at a value of US$ 1.4 billion, or roughly 9% of Embraer’s total backlog.

Defense & security

During 4Q19, at the Dubai Airshow in November, Embraer announced the new name and designation of its multi-mission medium aircraft, the C-390 Millennium. The new designation reflects increased flexibility and value for operators that look for a transport/cargo aircraft to perform airlift and air mobility missions, among others. The designation KC-390 will be maintained for the customers that have opted for the aerial refueling capability.

The second KC-390 Millennium aircraft was delivered to the Brazilian Air Force (FAB), and together with the first aircraft in operation, it is being used to train technicians and pilots who will operate and maintain the FAB fleet. The flight test campaign, focused on military features, has made great progress, accumulating more than 2,500 flight hours. The highlight of 4Q19 was the Heavy Cargo in Flight Launch test, held at the US Army's facilities in Yuma, Arizona, in the United States. This test campaign successfully demonstrated that the KC-390 is the most capable tactical military freighter with the most modern cargo launch system on the market. The first export contract of five KC-390s and a flight simulator to the Portuguese government became effective during the fourth quarter. Embraer started the necessary developments to meet the requirements of Portugal, as well as the production of the first aircraft, which will be delivered in 2023.

Regarding the Super Tucano light attack aircraft, two new contracts were signed with undisclosed customers, adding another nine Super Tucano aircraft to the backlog during 4Q19. The pre-acceptance event for the six Super Tucano aircraft for the Philippines was held in December. These aircraft will be delivered in early 2020.

With respect to Special Mission Programs, two Phenom 100EV (U-100) aircraft were delivered, which will be operated by the Brazilian Sixth Air Transport Squadron (6th ETA). Regarding Modernization Programs, the first flight of the second E-99M aircraft took place in December. The E-99M aircraft is the modernized version of the FAB's strategic aerial early surveillance aircraft. With respect to the Gripen Program, a development simulator (S-RIG) was inaugurated in November at Embraer’s Gavião Peixoto facility. This simulator will be used for development testing and system verification, increasing local autonomy to conduct more projects.

In December, the 7th modernized A1-M aircraft was delivered to the Brazilian Air Force, and the first two of a total of 14 M60 radars were delivered to the Brazilian Army.

The Defense & Security segment backlog ended 4Q19 at a value of US$ 4.1 billion, or roughly 25% of the Company’s total.

10

services & support

In 4Q19, during MRO Europe, a leading aeronautical maintenance event, Embraer announced the signing of new maintenance contracts and the extension of agreements with African and European carriers. Among European customers, Switzerland’s Helvetic Airways expanded its pool contract adding seven E190s to the current agreement that already supports four aircraft. France’s Pan Européenne Air Service has been a pool customer for more than ten years and renewed their support contract for their ERJ 135 and ERJ 145 jets. UK’s Flybe, a long-standing pool customer, renewed the pool contract and will continue to benefit from the Original Equipment Manufacturer (OEM) component support to their entire E175 and E195 fleet.

During the same event, Embraer announced that all E-Jet operators in Asia Pacific have enrolled in Embraer’s Pool Program. This followed a Pool Program deal signed by Myanmar National Airlines for their E190 fleet. There are currently a total of 60 E-Jets operated by six airlines in four countries spread across the sub-region of Asia Pacific (excluding China).

Also, in the fourth quarter, Embraer Services & Support announced the expansion of its Executive Jets Service Center at Fort Lauderdale-Hollywood International Airport (KFLL). Embraer’s presence in Florida is strategic to its Executive Jets customers throughout the Southern United States, the Caribbean and Central America as well as to those who frequently travel through the region. This service center is also the base for the Embraer Airworthiness Management program, which offers advanced maintenance and airworthiness planning throughout the aircraft's life cycle, ensuring customer tranquility and promoting the aircraft's residual value.

The Services & Support firm order backlog ended the year at US$ 2.2 billion, representing 13% of the Company’s total backlog.

Reconciliation OF IFRS and “non gaap” information

in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(2)	(2)
LTM* (IFRS)	3Q19	2018	2019
Loss attributable to Embraer	(109.9)	(178.2)	(322.3)
Noncontrolling interest	6.4	7.0	5.8
Income tax income (expense)	(0.9)	35.0	130.3
Financial income (expense), net	117.1	171.5	116.1
Foreign exchange gain (loss), net	(15.6)	0.0	(6.9)
Depreciation and amortization	191.1	249.9	187.3
EBITDA LTM	188.2	285.2	110.3
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
* Last Twelve Months

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure.  Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

11

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(1)	(1)	(2)	(2)
	3Q19	4Q18*	4Q19	2018	2019
Net income (loss) attributable to Embraer	(77.2)	2.6	(209.8)	(178.2)	(322.3)
Noncontrolling interest	1.9	1.2	0.6	7.0	5.8
Income tax (expense) income	39.4	(18.7)	112.5	35.0	130.3
Financial income, net	18.1	28.0	26.9	171.5	116.1
Foreign exchange gain (loss), net	(3.0)	(6.5)	2.2	-	(6.9)
Depreciation and amortization	39.0	65.6	61.8	249.9	187.3
EBITDA	18.2	72.2	(5.8)	285.2	110.3
EBITDA margin	1.5%	4.3%	-0.3%	5.6%	2.0%
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
* Restated 2018 results for new accounting rules (IFRS 15 and IFRS 9)

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables bellow.

in millions of U.S.dollars
ADJUSTED EBIT RECONCILIATION	(1)	(2)	(1)	(1)	(1)	(1)	(2)
	4Q18*	2018	1Q19	2Q19	3Q19	4Q19	2019
Operating profit (loss) before financial income (EBIT)	6.6	35.3	(15.2)	26.6	(20.8)	(67.6)	(77.0)
Expenses related to KC-390 cost base revision	-	127.2	-	-	-	-	-
Impairment loss Executive Jet business	61.3	61.3	-	-	-	71.6	71.6
Adjusted EBIT	67.9	223.8	(15.2)	26.6	(20.8)	4.0	(5.4)
Adjusted EBIT margin %	4.0%	4.4%	-1.8%	1.9%	-1.8%	0.2%	-0.1%
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
* Restated 2018 results for new accounting rules (IFRS 15 and IFRS 9)

in millions of U.S.dollars
ADJUSTED EBITDA RECONCILIATION	(1)	(2)	(1)	(1)	(1)	(1)	(2)
	4Q18*	2018	1Q19	2Q19	3Q19	4Q19	2019
EBITDA	72.2	285.2	30.9	67.0	18.2	(5.8)	110.3
Expenses related to KC-390 cost base revision	-	127.2	-	-	-	-	-
Impairment loss Executive Jet business	61.3	61.3	-	-	-	71.6	71.6
Adjusted EBITDA	133.5	473.7	30.9	67.0	18.2	65.8	181.9
Adjusted EBITDA margin %	7.9%	9.3%	3.8%	4.9%	1.5%	3.2%	3.3%
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
* Restated 2018 results for new accounting rules (IFRS 15 and IFRS 9)

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

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in millions of U.S.dollars
ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1)	(2)	(1)	(1)	(1)	(1)	(2)
	4Q18*	2018	1Q19	2Q19	3Q19	4Q19	2019
Net Income (loss) attributable to Embraer	2.6	(178.2)	(42.5)	7.2	(77.2)	(209.8)	(322.3)
Net change in deferred income tax & social contribution	(40.9)	(21.3)	(19.3)	(21.1)	28.8	44.8	33.2
Expenses related to KC-390 cost base revision	-	84.0	-	-	-	-	-
After-tax Executive Jet business impairment loss	61.3	61.3	-	-	-	71.6	71.6
Adjusted net income (Loss)	23.0	(54.2)	(61.8)	(13.9)	(48.4)	(93.4)	(217.5)
Adjusted net margin	1.4%	-1.1%	-7.5%	-1.0%	-4.1%	-4.5%	-4.0%
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.
* Restated 2018 results for new accounting rules (IFRS 15 and IFRS 9)

Some Financial Ratios based on “non GAAP” information

CERTAIN FINANCIAL RATIOS - IFRS	(2)	(1)	(2)
	2018	3Q19	2019
Total debt to EBITDA (i)	12.8	18.7	30.8
Net debt to EBITDA (ii)	1.5	7.2	5.6
Total debt to capitalization (iii)	0.5	0.5	0.5
LTM EBITDA to financial expense (gross) (iv)	1.3	0.9	0.6
LTM EBITDA (v)	285.2	188.2	110.3
LTM Interest and commissions on loans (vi)	224.2	202.5	194.1
(1) Derived from unaudited financial information.
(2) Derived from audited financial information.

 (i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

13

FINANCial statements

In the following financial statements, the Company has continued to present its results with 100% of the assets, liabilities, and financial results of Embraer including the Commercial Aviation segment and its related services.

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)
	(1)		(2)
	Three months ended on		Twelve months ended on
	31 Dec, 2018*	31 Dec, 2019	31 Dec, 2018	31 Dec, 2019
Revenue	1,697.6	2,085.0	5,071.1	5,462.6
Cost of sales and services	(1,436.2)	(1,806.4)	(4,303.1)	(4,667.1)

Gross profit	261.4	278.6	768.0	795.5
Operating Income (expense)
Administrative	(52.5)	(60.6)	(182.6)	(190.2)
Selling	(88.2)	(71.9)	(304.2)	(285.9)
Research	(17.5)	(16.8)	(46.1)	(49.4)
Other operating income (expense), net	(96.5)	(196.8)	(199.4)	(346.8)
Equity in income (losses) of associates	(0.1)	(0.1)	(0.4)	(0.2)

Operating profit (loss) before financial income	6.6	(67.6)	35.3	(77.0)
Financial income (expenses), net	(28.0)	(26.9)	(171.5)	(116.1)
Foreign exchange gain (loss), net	6.5	(2.2)	-	6.9

Profit (loss) before taxes on income	(14.9)	(96.7)	(136.2)	(186.2)
Income tax expense	18.7	(112.5)	(35.0)	(130.3)

Losses for the period	3.8	(209.2)	(171.2)	(316.5)
Attributable to:
Owners of Embraer	2.6	(209.8)	(178.2)	(322.3)
Non-controlling interests	1.2	0.6	7.0	5.8

Weighted average number of shares (in thousands)
Basic	734.1	735.9	734.1	735.9
Diluted	734.1	735.9	734.1	735.9

Earnings (losses) per share
Basic	0.0035	(0.2851)	(0.2428)	(0.4380)
Diluted	0.0035	(0.2851)	(0.2428)	(0.4380)

Earnings (losses) per share - ADS basic (US$)	0.0142	(1.1404)	(0.9710)	(1.7519)
Earnings (losses) per share - ADS diluted (US$)	0.0142	(1.1404)	(0.9710)	(1.7519)
(1) Derived from unaudited financial statements.
(2) Derived from audited financial statements.
* Restated 2018 results for new accounting rules (IFRS 15 and IFRS 9)

14

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)
	(1)		(2)
	Three Months Ended		Twelve Months Ended
	31 Dec, 2018*	31 Dec, 2019	31 Dec, 2018	31 Dec, 2019
Operating activities
Net income (loss) for the period	3.8	(209.2)	(171.2)	(316.5)
Adjustment to net income for items not affecting cash
Depreciation of property plant and equipment	36.0	35.8	159.2	113.9
Realization of government grants	(1.2)	(0.5)	(3.6)	(2.1)
Amortization of intangible assets	37.4	35.5	112.7	95.9
Realization of contribution from suppliers	(7.8)	(9.5)	(22.0)	(22.4)
Loss (reversal) for inventory obsolescence	(0.7)	7.1	18.3	20.5
Adjustment to market value, inventory, property plant and equipment and intangible	73.0	64.6	99.5	102.3
Losses on fixed assets disposal	7.6	17.4	19.8	28.6
Allowance for doubtful accounts	(0.4)	(4.3)	(7.8)	(3.1)
Deferred income tax and social contribution	(40.9)	44.8	(21.3)	33.2
Accrued interest	(7.9)	(2.7)	(6.4)	1.5
Interest on marketable securities, net	(8.7)	(3.3)	(33.6)	(30.9)
Equity in associates gains and losses	0.2	0.1	0.5	0.2
Share-based remuneration	-	-	0.1	-
Foreign exchange gain (loss), net	(2.5)	6.3	20.7	(10.3)
Mark to market of the residual value guarantees	5.2	(7.6)	16.5	4.1
Other	(1.0)	0.3	(7.0)	(4.0)
Changes in assets
Financial investments	(248.9)	79.3	790.8	507.8
Derivative financial instruments	(12.4)	(15.8)	23.9	4.0
Collateralized accounts receivable and accounts receivable	41.1	115.5	(16.0)	205.3
Contract assets	203.6	60.5	104.1	(152.3)
Customer and commercial financing	3.0	0.2	4.6	1.1
Inventories	311.0	696.7	(281.9)	147.3
Guarantee deposits	-	348.6	-	348.6
Other assets	45.8	(67.4)	43.5	13.2
Changes in liabilities
Trade accounts payable	(68.9)	(9.2)	70.1	(44.6)
Non-recourse and recourse debt	(12.0)	(253.3)	(22.6)	(323.7)
Other payables	(15.2)	(14.4)	(16.3)	(28.7)
Contract liabilities	122.7	51.1	101.2	200.6
Taxes and payroll charges payable	36.4	53.4	30.7	2.6
Contribution from suppliers	-	-	125.5	4.5
Financial guarantees	(3.7)	(3.1)	(21.3)	(15.9)
Other provisions	(5.1)	(6.6)	9.8	20.4
Unearned income	(164.9)	(1.0)	(12.9)	(7.3)
Net cash generated (used) by operating activities	324.6	1,009.3	1,107.6	893.8

Investing activities
Proceeds from sale of property, plant and equipment	0.1	-	0.3	0.1
Acquisition of property, plant and equipment	(56.7)	(99.2)	(154.3)	(284.5)
Additions to intangible assets	(90.2)	(91.4)	(290.3)	(283.3)
Additions investments in subsidiaries and affiliates	(0.2)	(0.2)	(2.4)	(2.5)
Financial investments	(179.2)	470.8	(76.5)	977.8
Dividends Received	-	-	0.1	0.1
Net cash generated (used) in investing activities	(326.2)	280.0	(523.1)	407.7

Financing activities
Repayment of borrowings	(389.6)	(145.6)	(596.3)	(645.9)
Proceeds from borrowings	7.1	17.0	124.0	400.5
Dividends and interest on own capital	-	-	(40.6)	(2.0)
Proceeds from stock options exercised	4.4	0.6	9.5	2.2
Lease Payments	-	(5.7)	-	(11.8)
Net cash used by financing activities	(378.1)	(133.7)	(503.4)	(257.0)
Increase (Decrease) in cash and cash equivalents	(379.7)	1,155.6	81.1	1,044.5
Effects of exchange rate changes on cash and cash equivalents	11.8	(4.2)	(71.0)	(17.7)
Cash and cash equivalents at the beginning of the period	1,648.8	1,156.3	1,270.8	1,280.9
Cash and cash equivalents at the end of the period **	1,280.9	2,307.7	1,280.9	2,307.7
(1) Derived from unaudited financial statements.
(2) Derived from audited financial statements
* Restated 2018 results for new accounting rules (IFRS 15 and IFRS 9)

15

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)
	(2)	(2)
A S S E T S	As of December 31,	As of December 31,
	2018	2019
Current
Cash and cash equivalents	1,280.9	2,307.7
Financial investments	1,743.4	410.9
Trade accounts receivable, net	318.0	294.2
Derivative financial instruments	5.4	1.4
Customer and commercial financing	1.2	1.5
Collateralized accounts receivable	218.5	4.0
Contract assets	358.0	495.7
Inventories	2,507.0	2,384.0
Guarantee deposits	339.9	0.2
Income tax and social contribution	95.3	92.6
Other assets	203.4	199.4
	7,071.0	6,191.6
Non-Current
Financial investments	183.5	61.3
Derivative financial instruments	4.1	0.7
Customer and commercial financing	10.5	9.2
Collateralized accounts receivable	17.4	13.6
Guarantee deposits	9.8	0.8
Deferred income tax and social contribution	21.6	35.0
Other assets	105.6	93.9
	352.5	214.5

Investments	6.3	8.1
Property, plant and equipment, net	1,964.7	2,058.6
Intangible assets, net	1,898.8	2,051.7
Right of use assets, net	-	48.0
	3,869.8	4,166.4

TOTAL ASSETS	11,293.3	10,572.5
(2)Derived from audited financial information.

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EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)
	(2)	(2)
LIABILITIES	As of December 31,	As of December 31,
	2018	2019
Current
Trade accounts payable	892.1	832.7
Lease liabilities	-	8.0
Loans and financing	179.3	215.0
Recourse and non-recourse debt	324.0	4.0
Other payables	288.4	289.8
Contract liabilities	1,045.4	1,171.7
Derivative financial instruments	8.1	4.5
Taxes and payroll charges payable	68.4	63.8
Income tax and social contribution	48.0	97.5
Financial guarantee and residual value	51.0	30.7
Dividends payable	5.0	1.4
Unearned income	2.0	2.0
Provision	116.9	117.3
	3,028.6	2,838.4
Non-current
Lease liabilities	-	39.9
Loans and financing	3,468.4	3,177.3
Recourse and non-recourse debt	17.4	13.6
Other payables	28.6	18.0
Contract liabilities	198.2	257.8
Taxes and payroll charges payable	58.2	13.4
Deferred income tax and social contribution	254.0	301.0
Financial guarantee and residual value guarantees	101.1	109.6
Unearned income	73.2	63.7
Provision	125.5	125.2
	4,324.6	4,119.5

TOTAL LIABILITIES	7,353.2	6,957.9

Shareholders' equity
Capital	1,551.6	1,551.6
Treasury shares	(31.4)	(26.5)
Revenue reserves	2,433.7	2,110.1
Share-based remuneration	37.4	37.4
Accumulated other comprehensive loss	(145.6)	(154.9)
Non-controlling interests	94.4	96.9
Total Shareholders' equity	3,940.1	3,614.6

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	11,293.3	10,572.5
(2)Derived from audited financial information.

17

DISCONTINUED OPERATIONS

The terms and conditions approved on December 17, 2018 defined the creation of a joint venture (Boeing-Brazil Commercial) contemplating assets from Embraer’s Commercial Aviation segment and related services (Services & Support segment) with an 80% interest to be held by Boeing and 20% by Embraer. On January 10, 2019 the Brazilian Federal Government informed that it would not exercise its veto right on the strategic partnership between Boeing and Embraer, and on February 26, 2019 the shareholders of the Company approved the creation of the joint venture under the strategic partnership.

The Company’s assets and liabilities related to the Commercial Aviation segment and related services were measured and are being presented in the condensed interim financial statements as assets and liabilities held for sale, and the respective results have been presented as discontinued operations, beginning February 26, 2019, the date of shareholder approval of the transaction when the “highly probable” criteria for presentation of discontinued operations was reached.

The assets and liabilities held for sale as of December 31, 2019 related to the Commercial Aviation segment and related services are presented below. The segregation of these assets and liabilities considered their use in the manufacturing of products and services and administrative/operational support of the Commercial Aviation segment and related services, as well as the terms defined between Embraer and Boeing in the Master Transaction Agreement (MTA) of the strategic partnership.

in millions of U.S.dollars		in millions of U.S.dollars
	(2)		(2)
A S S E T S	As of December 31,	L I A B I L I T I E S	As of December 31,
	2019		2019

Cash and cash equivalents	1,452.5	Trade accounts payable	474.7
Financial investments	47.5	Lease liability	9.3
Trade accounts receivable, net	144.8	Loans and financing	3,301.3
Inventories	1,079.6	Other payables	132.6
Customer and commercial financing	10.7	Contract liabilities	746.1
Contract assets	33.8	Taxes and payroll charges payable	8.9
Guarantee deposits	0.4	Income tax and social contribution	54.9
Income tax and social contribution	2.1	Financial guarantee and residual value guarantee	140.3
Other assets	111.4	Unearned income	47.6
Deferred income tax and social contribution	34.3	Provisions	39.6
Property, plant and equipment	1,089.7	Deferred income tax and social contribution	28.7
Intangible assets	1,157.6
Right of use	10.2

			4,984.0
		Net assets to be contributed by Embraer S.A.	190.6

TOTAL	5,174.6	TOTAL	5,174.6
(2)Derived from audited financial information.

Depreciation and amortization of non-current assets held for sale, including property, plant, and equipment and intangible assets were ceased as of February 26, 2019 due to the expectation of realization of value of these assets by sale instead of continued use as of this date.

Embraer’s cumulative results for fiscal year 2019 ended December 31, 2019 considering the segregation of continuing and discontinued operations are presented below. The following components are excluded from results from continuing operations:

•        Net revenues, cost of products and services sold, and general expenses directly associated with the Commercial Aviation segment and related services;

•        G&A expenses of certain corporate areas that will be shared among Embraer’s and Boeing-Brazil Commercial’s operations;

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•        Other operating income and expenses directly associated with the discontinued operations. Corporate projects of the Company are fully maintained as a part of continuing operations;

•        Financial expenses on loans and financing interest that will be contributed, including FX gains/losses on financial assets and liabilities held for sale;

•        Separation costs related to the carve out of the commercial aviation and related services business. These costs are mainly allocated to discontinued operations;

•        Corporate and other operating expenses previously shared among all business units and allocated to each reporting segment are fully consolidated as expenses of Embraer Continuing Operations. In 2019, US$ 81.5 million of corporate expenses that were previously allocated to the discontinued operations businesses are fully recognized in the Company’s consolidated results of continuing operations. This amount was US$ 77.3 million in 2018;

•        Excluding the US$ 81.5 million in the aforementioned corporate expenses as well as US$ 71.6 million in impairment charges in the Executive Jets segment, the adjusted operating loss of continuing operations would have been US$ (9.3) million, representing a margin of -0.4% in 2019. For 2018 under the same premise, adjusted operating loss of continuing operations would have been US$ (16.8) million, representing a margin of -0.8%.

in millions of U.S.dollars
	(2)
	Twelve months ended on
	31 Dec, 2018	31 Dec, 2019
CONTINUING OPERATIONS
Revenue	2,127.7	2,618.1
Cost of sales and services	(1,929.6)	(2,259.9)

Gross profit	198.1	358.2
Operating Income (Expense)
Administrative	(136.1)	(136.7)
Selling	(151.4)	(148.2)
Research	(19.5)	(19.7)
Other operating income (expense), net	(173.8)	(215.8)
Equity in gain or losses of associates	(0.4)	(0.2)

Operating profit (loss) before financial income	(283.1)	(162.4)
Financial expenses, net	6.1	61.5
Foreign exchange gain, net	(5.0)	(0.3)

Loss before taxes on income	(282.0)	(101.2)
Income tax expense	20.7	(103.5)

Loss of the continuing operations	(261.3)	(204.7)

Net Income (loss) of the discontinued operation	90.1	(111.8)

Loss for the period	(171.2)	(316.5)
(2) Derived from audited financial statements.

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The Company’s balance sheet with the segregation of assets and liabilities of the Commercial Aviation segment and related services as Assets Held for Sale and Liabilities Held for Sale is presented below.

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)
	(2)	(2)
A S S E T S	As of December 31,	As of December 31,
	2018	2019
Current
Cash and cash equivalents	1,280.9	855.2
Financial investments	1,743.4	409.8
Trade accounts receivable, net	318.0	149.4
Derivative financial instruments	5.4	1.4
Customer and commercial financing	1.2	0.0
Collateralized accounts receivable	218.5	4.0
Contract assets	358.0	461.9
Inventories	2,507.0	1,304.4
Guarantee deposits	339.9	0.1
Income tax and social contribution	95.3	90.5
Other assets	203.4	120.1
	7,071.0	3,396.8

Assets held for sale	0.0	5,174.6
	7,071.0	8,571.4
Non-Current
Financial investments	183.5	14.9
Derivative financial instruments	4.1	0.7
Customer and commercial financing	10.5	0.0
Collateralized accounts receivable	17.4	13.6
Guarantee deposits	9.8	0.5
Deferred income tax and social contribution	21.6	0.7
Other assets	105.6	61.8
	352.5	92.2

Investments	6.3	8.1
Property, plant and equipment, net	1,964.7	968.9
Intangible assets, net	1,898.8	894.1
Right of use assets, net	0.0	37.8
	3,869.8	1,908.9

TOTAL ASSETS	11,293.3	10,572.5
(2)Derived from audited financial information.

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EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)
	(2)	(2)
LIABILITIES	As of December 31,	As of December 31,
	2018	2019
Current
Trade accounts payable	892.1	358.0
Lease liabilities	0.0	5.0
Loans and financing	179.3	14.9
Recourse and non-recourse debt	324.0	4.0
Other payables	288.4	162.5
Contract liabilities	1,045.4	649.1
Derivative financial instruments	8.1	4.5
Taxes and payroll charges payable	68.4	54.9
Income tax and social contribution	48.0	42.6
Financial guarantee and residual value	51.0	0.0
Dividends payable	5.0	1.4
Unearned income	2.0	2.0
Provision	116.9	103.1
	3,028.6	1,402.0

Liabilities held for sale	0.0	4,984.0
	3,028.6	6,386.0
Non-current
Lease liabilities	-	33.6
Loans and financing	3,468.4	76.1
Recourse and non-recourse debt	17.4	13.6
Other payables	28.6	12.7
Contract liabilities	198.2	34.3
Taxes and payroll charges payable	58.2	13.4
Deferred income tax and social contribution	254.0	272.3
Financial guarantee and residual value guarantees	101.1	-
Unearned income	73.2	16.1
Provision	125.5	99.8
	4,324.6	571.9

TOTAL LIABILITIES	7,353.2	6,957.9

Shareholders' equity
Capital	1,551.6	1,551.6
Treasury shares	(31.4)	(26.5)
Revenue reserves	2,433.7	2,110.1
Share-based remuneration	37.4	37.4
Accumulated other comprehensive loss	(145.6)	(154.9)
Non-controlling interests	94.4	96.9
Total Shareholders' equity	3,940.1	3,614.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	11,293.3	10,572.5
(2)Derived from audited financial information.

21

Investor Relations

Eduardo Couto, Chris Thornsberry, Caio Pinez, Nádia Santos and Viviane Pinheiro.

(+55 11) 3040-6874

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 4Q19 Results on Thursday, March 26, 2020 at 10:30 AM (SP) / 9:30 AM (NY). The conference call will also be broadcast live over the web at ri.embraer.com.br

Conference ID: EMBRAER

Telephones USA / Canada: +1 (412) 717-9627 / +1 (844) 204-8942

Telephones U.K.: +44 20 3795-9972

Telephones Brazil: +55 (11) 4210-1803 / +55 (11) 3181-8565

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customer after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit embraer.com

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President, Financial and Investor Relations